UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 49342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trident Partners LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
181 Crossways Park Drive
(No. and Street)

Woodbury	**NY**	**11797**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Cerini **(516) 681-9100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste 2-1680	**Atlanta**	**GA**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michelle Cerini__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Trident Partners LTD.__, as

of __December 31__, __2020__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



ASHLEY SULLIVAN
Notary Public - State of Florida
Commission # HH 012267
My Comm. Expires Jun 18, 2024

_____
Notary Public

_____
Signature

FINOP

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Trident Partners, LTD.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trident Partners, LTD. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

March 1, 2021
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

TRIDENT PARTNERS, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

TRIDENT PARTNERS, LTD

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	77,680
Deposit with clearing broker		75,000
Due from clearing broker		498,664
Accounts receivable		10,461
Prepaid expenses		36,647
Right of use asset		101,890
	$	800,342

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	53,146
Commissions payable		380,909
Refundable deposit		25,000
Paycheck Protection Program loan		157,500
Lease liability		101,890
		718,445

Stockholder's equity

Capital stock, no par, assigned value of $1,500; 200 shares authorized;		
10 shares issued and outstanding		15,000
Paid-in capital		1,388,148
Retained earnings (deficit)		(1,321,251)
		81,897
	$	800,342

See notes to financial statements

2


TRIDENT PARTNERS, LTD

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020


REVENUES

Commissions	$	4,234,112
Underwriting		513,158
Mutual fund fees		167,573
Interest		170,864
TOTAL REVENUES		**5,085,707**

EXPENSES

Commissions, compensation and benefits	4,232,123
Floor brokerage, exchange, and clearance fees	311,849
Technology and communications	240,499
Occupancy	129,423
Other expenses	284,877
TOTAL EXPENSES	**5,198,771**

NET LOSS BEFORE INCOME TAXES		(113,064)
INCOME TAXES		-
NET LOSS	$	(113,064)


See notes to financial statements

3


TRIDENT PARTNERS, LTD

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activites

Net loss	$	(113,064)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Changes in assets and liabilities:		
Due from clearing broker		(292,734)
Accounts receivable		1,292
Prepaid expenses		491
Right of use asset		54,173
Accounts payable and accrued expenses		40,459
Commissions payable		257,796
Due to related party		(25,095)
Lease liability		(54,173)
Total Adjustments		(17,791)
Net cash used by operating activities		(130,855)

Cash flows from financing activites

Paycheck Protection Program loan proceeds		157,500
Net cash provided by financing activities		157,500
NET CHANGE IN CASH		26,645
CASH - BEGINNING		51,035
CASH - END	$	77,680

See notes to financial statements

TRIDENT PARTNERS, LTD

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	COMMON STOCK	PAID - IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 15,000	$ 1,388,148	$ (1,208,188)	$ 194,960
Net loss	-	-	(113,064)	(113,064)
Balance - end	$ 15,000	$ 1,388,148	$ (1,321,252)	$ 81,896

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income and fees from underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade

date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Cash

The Company maintains its demand deposits in high credit quality financial institutions. Balance at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results or operations or cash flows.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker arises from the clearing agreement.

5. INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefits	-
Income tax expense	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant components of deferred tax assets are as follows:

Deferred tax assets arising from		
net operating loss carryforward	$	178,000
Deferred tax valuation allowance		(178,000)
Net deferred tax asset	$	-

As of December 31, 2020, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $712,000. The deferred tax asset arising from the net operating loss carryforward of approximately $178,000 at December 31, 2020 has been fully reserved as there is less than a 50% chance of it being realized.

6. 401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

7. LEASES

The Company leases office space and office equipment under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability of both leases based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Maturity of the lease liability under the noncancelable operating leases with initial noncancelable terms in excess of one year is as follows:

2021	$	70,390
2022		8,916
2023		8,916
2024		8,916
2025		8,916
	$	106,054

Total undiscounted lease payments	$106,054
Less imputed interest	(4,164)
Total lease liability	$101,890
Weighted average remaining lease term:	
Operating leases	2.44 years
Weighted average discount rate:	
Operating leases	6%

The Company's office space lease with initial noncancelable terms in excess of one year requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine a lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2020 was $131,652.

8. CONTINGENCIES

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

The Company has no litigation or arbitrations in progress at December 31, 2020.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $199,612, which was $99,612 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 230% as of December 31, 2020.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through the date of the independent registered accounting firm report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

11. PAYCHECK PROTECTION PROGRAM LOAN

In April 2020, the Company received a loan of $157,500, which is guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP). Some or all of the loan may be forgiven. Any amount not forgiven will accrue interest for 6 months, then be repaid over a 24 month term at an annual interest rate of 1%. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020.

12. ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

TRIDENT PARTNERS, LTD
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL

Stockholder's equity	$	81,897
Additions		
Forgivable expenses under Paycheck Protection Program loan		157,500
Deductions and/or charges		
Accounts receivable, net of related commissions payable		(3,138)
Prepaid expenses		(36,647)
Net capital before undue concentration and haircuts on securities positions		199,612
Haircuts and undue concentrations		0
NET CAPITAL	$	199,612
AGGREGATE INDEBTEDNESS	$	459,055
MINIMUM NET CAPITAL REQUIRED (6 2.3% OF AGGREGATE INDEBTEDNESS)	$	30,604
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	99,612
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		230%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There were no material differences with respect to the computation of
net capital calculated above and the Company's computation included
in Part IIA of Form X-17a-5, as of December 31, 2020, as ammended.

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Trident Partners, LTD.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Trident Partners, LTD. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Trident Partners, LTD. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Trident Partners, LTD. stated that Trident Partners, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Trident Partners, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trident Partners, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



TRIDENT PARTNERS

181 Crossways Park Drive • Woodbury, New York 11797
516.681.9100 • 800.341.1990 • Fax 516.681.9891

Exemption Report

To the best of our knowledge and belief,

(1) Trident Partners, Ltd is exempt under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3;

(2) Trident Partners, Ltd met the identified exemption provisions in paragraph (k) (2) (ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

[signature]

Michelle Cerini - FINOP

2/15/21

Date

MEMBER
FINRA
SIPC
MSRB

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Trident Partners, LTD.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Trident Partners, LTD. and the SIPC, solely to assist you and SIPC in evaluating Trident Partners, LTD.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Trident Partners, LTD.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Trident Partners, LTD.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Trident Partners, LTD. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 1, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC